CACHET FINANCIAL SOLUTIONS, INC.

18671 Lake Drive East
Southwest Tech Center A
Minneapolis, MN 55317
952-698-6980

November 5, 2015

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Larry Spirgel

Re:	Cachet Financial Solutions, Inc.
Registration Statement on Form S-1, as amended
File No. 333-207706

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Cachet Financial Solutions, Inc. (the “Company”) respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that it will be declared effective on Friday, November 6, 2015, at 5:00 p.m. (Eastern Time), or as soon thereafter as is practicable.

The Company hereby acknowledges that:

(1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cachet Financial Solutions, Inc.

By:	/s/ Darin P. McAreavey
Darin P. McAreavey
Chief Financial Officer